UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

OWENS-ILLINOIS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
690768403
(CUSIP Number)

with copy to:
Alexander J. Roepers Atlantic Investment Management, Inc. 666 Fifth Avenue New York, New York 10103 (212) 484-5050	Allen B. Levithan Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (212) 262-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690768403
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Atlantic Investment Management, Inc.

2. Check the Appropriate Box if a Member of a Group (see Instructions):		(a) [ ]
		(b) [ ]

3. SEC Use Only
4. Source of Funds (See Instructions): AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6. Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	7,794,968
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	9,442,027*
Person With	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 9,442,027*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not Applicable
13. Percent of Class Represented by Amount in Row (11): 5.9%*
14. Type of Reporting Person (See Instructions): IA

 * Includes: (i) 604,282 shares (0.38%) of the Issuer’s Common Stock, par value $0.01 per share (“Shares”), beneficially owned by AJR International Master Fund, Ltd., a British Virgin Islands company; (ii) 4,126,077 Shares (2.59%) beneficially owned by Cambrian Master Fund, Ltd., a British Virgin Islands company; (iii) 2,225,746 Shares (1.40%) beneficially owned by Cambrian Global Master Fund, Ltd., a British Virgin Islands company; and (iv) 2,485,922 Shares (1.56%) held in one or more other accounts (“Other Accounts”). Atlantic Investment Management, Inc., serving as the investment advisor of the foregoing parties and the Other Accounts, has sole voting power over 7,794,968 Shares and sole dispositive power over all Shares beneficially owned by such parties or held in the Other Accounts. See Items 2 and 5 for additional details.

Item 1.     Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Owens-Illinois Inc. (the “Issuer”). The Issuer has principal executive offices located at One Michael Owens Way, Perrysburg, Ohio 43551-2999.

Item 2.     Identity and Background.

(a)   This statement is filed by Atlantic Investment Management, Inc., a Delaware corporation (the “Reporting Person”), with respect to 7,794,968 Shares over which the Reporting Person has sole voting power and 9,442,027 Shares over which the Reporting Person has sole dispositive power by reason of serving as the investment advisor to: (i) AJR International Master Fund, Ltd., a British Virgin Islands company (“AJR”); (ii) Cambrian Master Fund, Ltd., a British Virgin Islands company (“Cambrian Fund”); (iii) Cambrian Global Master Fund, Ltd., a British Virgin Islands company (“Cambrian Global Fund”); and (vi) one or more other accounts (“Other Accounts”).

(b)  The business address of the Reporting Person and Mr. Alexander Roepers, the president, sole director and sole shareholder of the Reporting Person, is 666 Fifth Avenue, New York, New York 10103.

(c)   The principal business of the Reporting Person is that of an investment advisor engaging in the purchase and sale of securities for investment with the objective of capital appreciation on behalf of AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts. The principal occupation of Mr. Roepers is serving as the president and managing officer of the Reporting Person.

(d)   Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Roepers is a citizen of the United States.

Item 3.      Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Person on behalf of AJR, Cambrian Fund, Cambrian Global Fund and the Other Accounts were purchased with the investment capital of such entities and accounts. The aggregate amount of funds used in making the purchases reported on this Schedule 13D was approximately $189,812,506.

Item 4.      Purpose of Transaction.

The Reporting Person acquired, on behalf of AJR, Cambrian Fund, Cambrian Global Fund and the Other Accounts and continues to hold, the Shares reported in this Schedule 13D for investment purposes. The Reporting Person intends to evaluate the performance of the Shares as an investment in the ordinary course of business. The Reporting Person pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which the Reporting Person’s clients invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

The Reporting Person will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

The Reporting Person and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the “Board”), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters related to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 4 is hereby supplemented with the attached letter which the Reporting Person sent to Andres Lopez, Chief Executive Officer of the Issuer. The document is attached as Exhibit 1 to the Schedule 13D and is incorporated by reference herein.

Item 5.     Interest in Securities of the Issuer.

(a)  Based upon the information contained in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 24, 2018, there were issued and outstanding 159,246,666 Shares as of June 30, 2018.

(b)   The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Cambrian Fund, Cambrian Global Fund and the Other Accounts pursuant to which the Reporting Person has investment authority with respect to the securities held by such entities or in such accounts. Such power includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities and accounts. Accordingly, the Reporting Person is deemed the beneficial owner of 9,442,027 Shares, or 5.9% of the outstanding Shares.

(c)  The following table details the transactions by the Reporting Person, on behalf of AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts in Shares during the past sixty (60) days:

Date	Quantity	Price	Type of Transaction
7/25/2018	(586)	18.4200	Open Market Sale
7/26/2018	(15,000)	18.2834	Open Market Sale
7/31/2018	(2,557)	18.7273	Open Market Sale
8/1/2018	(19,557)	18.6938	Open Market Sale
8/1/2018	(40,763)	18.7531	Open Market Sale
8/2/2018	(7,745)	18.6032	Open Market Sale
8/3/2018	(30,000)	18.6615	Open Market Sale
8/3/2018	(19,351)	18.7211	Open Market Sale
8/23/2018	71,022	17.8292	Open Market Purchase
8/24/2018	99,952	18.0529	Open Market Purchase
8/24/2018	(65,000)	18.0631	Open Market Sale
8/30/2018	20,000	17.7750	Open Market Purchase

Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, nor Mr. Roepers (including Mr. Roepers’ immediate family members) has traded Shares during the past sixty (60) days on or prior to the Event Date, and from the Event Date to the Filing Date.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.      Material to be filed as exhibits.

Exhibit 1: September 13, 2018 letter to Issuer.

 SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

September 13, 2018

ATLANTIC INVESTMENT MANAGEMENT, INC.

By:	/s/ Alexander J. Roepers
Alexander J. Roepers, President

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

 ATLANTIC INVESTMENT MANAGEMENT

GRAPHIC OMITTED

By Email and FedEx

September 13, 2018

Mr. Andres Lopez

President and Chief Executive Officer

Owens-Illinois, Inc.

One Michael Owens Way

Perrysburg, OH 43551

Dear Andres:

It was good to meet with you, CFO Jan Bertsch and Treasurer Dave Johnson yesterday at our office in New York, following your presentation at the Credit Suisse Conference where you provided an update on Owens-Illinois' ("OI”) business and confirmed previous guidance for Q3 and 2018 EPS and free cash flow.

As you know, Atlantic Investment Management together with its affiliates currently has an ownership interest of 5.93% in OI, making us one of your largest shareholders. We are an independent investment firm that seeks to invest in a select number of undervalued mid-sized companies, engaging actively and constructively with the management teams and, as needed, with the Board of Directors to identify and execute on ways to enhance and accelerate shareholder value for all.

Ol's share price has not reflected the substantial positive transformation and earnings growth that the company has gone through during the past two and a half years. Since you became CEO in January 2016, OI has met or exceeded consensus EPS expectations for ten straight quarters, a dramatic improvement from Ol's previous challenges in meeting its financial targets. Based on consensus 2018 Bloomberg estimates, the three year compound EPS growth over your tenure has exceeded 10%, while free cash flow growth has grown strongly as well. Ol's leverage will have been reduced from 4.5x to below 3.5x net debt/EBITDA by year end, while Ol's asbestos and unfunded pension liability have also declined materially. Removing a substantial overhang to the stock, OI defined, for the first time, its fully loaded asbestos liability which is now more finite and less material (at $480 million) than it has ever been.

Further, OI has addressed the perception of some market participants that its fortunes are inextricably linked to the declining U.S. mega-beer market by showing how Ol's overall U.S. tonnage has actually grown by 20% over the last five years, due to strong gains in supplying higher margin products to food, non-alcohol, alcohol, craft and import beer categories. Fact is that U.S. mega-beer is now just 5% of Ol's total sales and that high margin, niche premium products, represent already over 10% of sales, growing at 4-5% annually. Nonetheless, OI shares are at an ultra-low valuation of less than 6x next year's estimated EPS, trading in the $17-$18 per share area, essentially flat from when you became CEO in early 2016.

As we have discussed, our concern is that the combination of the strongly improved fundamentals, the quality of Ol's unique high barrier-to-entry franchise and depressed share price and valuation make the company vulnerable to an unsolicited takeover bid from a private equity or a strategic buyer that will undervalue the company.

As you know, private equity has a long history of investing in glass packaging businesses. Verallia in Europe, Anchor Glass in the U.S. and OI itself have all been owned or are owned by private equity firms. Your publicly-traded competitor, Ardagh Group, was built over several years through highly leveraged transactions. Furthermore, merger and acquisition activity in the packaging space appears to be accelerating. Last week, RPC Group said that it is in preliminary talks with two private equity firms, while Coveris Rigid packaging and Bemis Company both recently struck deals to be acquired for about 10x EBITDA.

We note that OI's 52-week share price high is $25.90, which would mean that with a premium of about 50% from the current share price, a potential unsolicited buyer would likely win OI at just 7x EV/EBITDA. Current investors, many of them long-term like ourselves, would get that one-time boost in the share price in such a scenario; however they and we would lose out on what we see as much more significant upside potential ($40+/share) that is embedded in OI.

Given all of the above, and after having been constructively engaged with you and the Board behind the scenes over the past few years, prompted by the current low valuation of OI shares and your vulnerability to an unsolicited takeover attempt, we urge you through this letter, which is filed with our amended 13D filing as of today, to take the following actions to sustainably and dramatically improve Ol's shareholder value:

•   Explore the sale of the European business. Hire a financial advisor to assist you and the Board in this process. We are convinced there is substantial upside to Ol's share price on a sum-of-the-parts basis, which can be unlocked by selling the European operations. We expect that proceeds should be in the $3.2-3.8 billion range. This transaction would create a more valuable OI as the company would not only have reduced sensitivity to FX swings, a common complaint from investors, but also have a stronger balance sheet, allowing for rating agency upgrades.

•   Use the sale proceeds to buy back $1+ billion of OI shares and to pay down $2+ billion of debt. As a result of these actions, OI will have 40 to 50 million fewer shares outstanding than the current 160 million and its debt will decline to about $2.5 billion, or about 2.5x net debt/EBITDA.

• Following the completion of these actions, OI should initiate a dividend of $0.15 per quarter and announce that 75% of your annual free cash flow will be used for further share repurchases.

We believe that OI shares could more than double to $40+/share, assuming a re-rating to 8x EV/EBITDA, in 12-18 months. Even at 7x EV/EBITDA (where Ardagh trades today despite more than 5x leverage and low trading liquidity), OI shares would trade in the low $30s, up some 80% from the current $17-18/share range.

We trust that you will do what is right for all shareholders and that you and the Board take control of Ol's destiny by pro-actively taking action to unlock value as we have proposed.

Sincerely,

/s/ Alex Roepers

President and CIO

Cc: Mrs. Carol A. Dudley-Williams, Chairman of the Board of Directors